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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                   FORM 8-A/A
                               (Amendment No. 1)
               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                              SCPIE HOLDINGS INC.
             (Exact name of registrant as specified in its charter)

                Delaware                                          95-4457980
(State of incorporation or organization)                        (IRS Employer
                                                             Identification No.)

9441 West Olympic Boulevard,                                        90213
Beverly Hills, California                                        (Zip Code)
(Address of principal executive offices)


Securities to be registered pursuant to Section 12(b) of the
Act:

     Title of each class                          Name of each exchange on which
     to be so registered                          each class is to be registered
     -------------------                          ------------------------------

Preferred Stock                                   New York Stock Exchange, Inc.
Purchase Rights


Securities to be registered pursuant to Section 12(g) of the Act:

                       None
---------------------------------------------------
                                (Title of Class)
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Item 1.  Description of Securities to be Registered

       This Amendment No. 1 to Registration Statement on Form 8-A corrects a misstatement of the par value of Preferred Stock set forth on a Registration Statement on Form 8-A declared effective by the Securities and Exchange Commission on May 22, 1997, as follows:

       The Board of Directors of SCPIE Holdings Inc. (the "Company") as of May 13, 1997, declared a dividend of one right (the "Rights") on each outstanding share of Company common stock, $.0001 par value per share (the "Common Stock"), payable to stockholders of record on June 3, 1997. Each Right represents the right to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1.00 par value per share (the "Preferred Stock"). Each Right will entitle the holder thereof after the Rights become exercisable and until May 12, 2007 (or the earlier redemption, exchange or termination of the Rights), to buy one one-hundredth of a share of Preferred Stock at an exercise price of $80.00, subject to certain antidilution adjustments (the "Purchase Price"). The Rights will be represented by the Common Stock certificates and will not be exercisable or transferable apart from the Common Stock until the earlier of (i) the tenth day after the public announcement that a Person or group has become an Acquiring Person (a Person who has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Common Stock ), or (ii) the tenth day after a Person or group commences, or announces an intention to commence, a tender or exchange offer, the consummation of which would result in the beneficial ownership by a Person or group of 20% or more of the Common Stock (the earlier of (i) and (ii) being called herein the "Distribution Date"). The Board of Directors has the power, under certain circumstances, to postpone the Distribution Date. Separate certificates representing the Rights will be mailed to holders of the Common Stock as of the Distribution Date. The Rights will first become exercisable on the Distribution Date, unless earlier redeemed or exchanged, and may then begin trading separately from the Common Stock. The Rights will at no time have any voting rights.

       In the event that a Person were to become an Acquiring Person or if the Company were the surviving corporation in a merger and its Common Stock were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of one Right. In the event that the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of one Right.

       At any time after a Person has become an Acquiring Person and prior to the acquisition of 50% or more of the then-outstanding Common Stock by such



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Acquiring Person, the Board of Directors may cause the Company to acquire the
Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, in exchange for that number of shares of Common Stock having an aggregate value equal to the excess of the value of the Common Stock issuable upon exercise of a Right after a Person becomes an Acquiring Person over the Purchase Price.

     The Rights are redeemable at $0.01 per Right prior to the close of business on the tenth day following the public announcement that a Person or group has become an Acquiring Person. The Board of Directors has the power, under certain circumstances, to extend the ten-day redemption period. The Rights will expire on May 12, 2007 (unless earlier redeemed or exchanged). ChaseMellon Shareholder Services, LLC is the Rights Agent. Under certain circumstances set forth in the Rights Agreement, the decision to redeem or to lengthen or shorten the redemption period shall require the concurrence of a majority of the Continuing Directors (as defined in the Rights Agreement).

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase the Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the last regular periodic cash dividend theretofore paid or, in case regular periodic dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in the Preferred Shares (which dividends shall be subject to adjustment pursuant to (i) above) or convertible securities, or of subscription rights or warrants (other than those referred to above). No adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

     As of May 8, 1997, there were 12,794,652 shares of Common Stock outstanding. One Right will be distributed to stockholders of the Company for each share of Common Stock owned of record by them on June 3, 1997. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have attached Rights. Two Hundred Fifty Thousand (250,000) shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

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            The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to ten days after the time that a Person or group has become an Acquiring Person as the Rights may be redeemed by the Company at $0.01 per Right prior to such time.

            The Rights Agreement, dated as of May 13, 1997, between the Company and the Rights Agent specifying the terms of the Rights, the text of the press release announcing the declaration of the Rights, and the form of a letter to be sent to the holders of the Company's Common Stock, dated June 3, 1997, explaining the Rights, are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.

Item 2.   Exhibits

     1. Rights Agreement dated as of May 13, 1997 between SCPIE Holdings Inc. and ChaseMellon Shareholder Services, LLC, which includes Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.*

     2.   Text of Press Release, dated May 14, 1997.*

     3. Form of Letter to the holders of SCPIE Holdings Inc. Common Stock, dated June 3, 1997.*

*Previously filed.




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                                   SIGNATURE

                Pursuant to the requirements of Section 12 of the
               Securities Exchange Act of 1934, the registrant has
             duly caused this registration statement to be signed on
             its behalf by the undersigned hereunto duly authorized.


                                             SCPIE HOLDINGS INC.

Dated: May 8, 1998                      By  /s/ DONALD J. ZUK
                                           ---------------------
                                            Donald J. Zuk
                                            President and CEO


                                 EXHIBIT INDEX

     1. Rights Agreement dated as of May 13, 1997 between SCPIE Holdings Inc. and ChaseMellon Shareholder Services, LLC, which includes Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.*

     2.   Text of Press Release dated May 14, 1997.*

     3. Form of Letter to the holders of SCPIE Holdings Inc. Common Stock dated June 3, 1997.*

* Previously filed.

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